OSISKO REPORTS SECOND QUARTER 2020 RESULTS

AND UPDATED GUIDANCE FOR SECOND HALF OF 2020

Montréal, August 5, 2020 - Osisko Gold Royalties Ltd (the "Company" or "Osisko") (OR: TSX & NYSE) today announced its consolidated financial results for the second quarter of 2020.

Highlights

  Updated guidance for the second half of the year of 33,000 to 35,000 gold equivalent ounces1 ("GEOs");

  Revenues from royalties and streams of $28.7 million (Q2 2019 - $33.8 million);

  Cash flows from operating activities of $15.4 million (Q2 2019 - $21.4 million); $18.6 million before changes in non-cash working capital items (Q2 2019 - $23.5 million);

  Earned 12,386 GEOs (Q2 2019 - 19,651 GEOs);

  Net earnings of $13.0 million, $0.08 per basic share (Q2 2019 - net loss of $6.5 million, $0.04 per basic share);

  Adjusted earnings2 of $5.7 million or $0.03 per basic share (Q2 2019 - $8.2 million, $0.05 per basic share);

  Cash operating margin3 of 95% from royalty and stream interests, generating $27.2 million in operating cash flow, in addition to a cash operating margin of $0.6 million from offtake interests;

  Cash on hand of $202.0 million and up to $400.0 million further available under the credit facility as at June 30, 2020;

  Closed a non-brokered private placement of $85.0 million with Investissement Québec on April 1, 2020;

  Improved the silver stream on the Gibraltar mine by investing $8.5 million to reduce the transfer price from US$2.75 per ounce of silver to nil in April 2020;

  Commercial production was declared by the operator of the Eagle Gold mine on July 1, 2020, on which the Company holds a 5% NSR royalty;

  As a result of the COVID-19 pandemic, several of Osisko's assets were temporarily placed on care and maintenance by our operating partners during the second quarter, but the affected assets have now largely resumed operations; and

  Declared a quarterly dividend of $0.05 per common share paid on July 15, 2020 to shareholders of record as of the close of business on June 30, 2020.

Performance

Sean Roosen, Chair and Chief Executive Officer, commented on the activities of the second quarter of 2020: "Even though our results for the second quarter have been affected by the impacts of the COVID-19 pandemic, our business model remains extremely strong and the rising gold price helped to partially offset the closures. We look forward to benefiting from the gold price environment and our assets being at full capacity for the rest of the year."

Outlook

On March 23, 2020, given the uncertainties with respect to future developments related to the COVID-19 pandemic, including the duration, severity and scope of the outbreak, the actions taken to contain or treat the COVID-19 outbreak, and impacts on mining operations, Osisko announced the withdrawal of its 2020 production guidance until further notice.

As the main mining assets on which Osisko holds a royalty, stream or other interest have mostly returned to operations, Osisko has updated its guidance for the six months and the year ending December 31, 2020. This guidance excludes any potential impact on GEOs and cash margins if the Renard diamond mine would restart its operations in 2020 or if additional periods of care and maintenance were announced in light of the development of the COVID-19 pandemic.

	Six months ending December 31, 2020 (i)			Year ending December 31, 2020 (i)
	Low	High	Cash margin	Low	High	Cash margin
	(GEOs)	(GEOs)	(%)	(GEOs)	(GEOs)	(%)

Royalty interests	24,800	26,250	100	45,500	46,950	100
Stream interests	8,000	8,450	87	17,150	17,650	81
Offtake interests	200	300	2	850	900	3
	33,000	35,000		63,500	65,500

(i) Excluding any potential revenues from the Renard diamond mine for the six months ending December 31, 2020.

For the full year 2020 guidance, actual results were used for the first semester and added to the forecast for the second semester of the year. For the outlook of the last 6 months of 2020, silver and cash royalties have been converted to GEOs using commodity prices of US$1,900 per ounce of gold, US$22 per ounce of silver and an exchange rate (US$/C$) of 1.33.

Q2 2020 Results Conference Call

Osisko will host a conference call on Thursday, August 6, 2020 at 10:00 am EDT to review and discuss its second quarter 2020 results. Participants to the call must register using one of the methods below:

  Online pre-registration: http://www.directeventreg.com/registration/event/7026109

  Once you register, you will receive a confirmation which will have the dial in number and both the Direct Event Passcode and your unique Registrant ID to join this call. For security reasons, please do NOT share this information with anyone else.
  You can alternatively, pre-register by phone:

  Pre-phone registration: 1-(888) 869-1189 and provide the Conference ID which is 7026109 to the Live Agent who will take the details from you live. Please pre-register in advance of the call.

The conference call replay will be available from 1:00 pm EDT on August 6, 2020 until 11:59 pm EDT on August 13, 2020 with the following dial in numbers: 1-(800) 585-8367 (North American toll free) or 1-(416) 621-4642, access code 7026109. The replay will also be available on our website at www.osiskogr.com.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 138 royalties, streams and precious metal offtakes. Osisko's portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns the Cariboo gold project in Canada as well as a portfolio of publicly held resource companies, including a 14.7% interest in Osisko Mining Inc., 18.6% interest in Osisko Metals Incorporated and an 18.3% interest in Falco Resources Ltd.

Osisko's head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Sandeep Singh President Tel. (514) 940-0670 ssingh@osiskogr.com

Notes:

(1) GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements were converted using the financial settlement equivalent divided by the average gold price for the period.

Average Metal Prices and Exchange Rate

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019

Gold (i)	$1,711	$1,309	$1,645	$1,307
Silver(ii)	$16	$15	$17	$15

Exchange rate (US$/Can$)(iii)	1.3853	1.3377	1.3651	1.3336

(i) The London Bullion Market Association's pm price in U.S. dollars.

(ii) The London Bullion Market Association's price in U.S. dollars.

(iii) Bank of Canada daily rate.

(2) The Company has included certain non-IFRS measures including "Adjusted Earnings" and "Adjusted Earnings per basic share" to supplement its consolidated financial statements, which are presented in accordance with IFRS.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

"Adjusted earnings" is defined as "Net earnings (loss)" adjusted for certain items: "Foreign exchange gain (loss)", "Impairment of assets", including impairment on financial assets and investments in associates, "Gains (losses) on disposal of exploration and evaluation assets", "Unrealized gain (loss) on investments", "", "Share of loss of associates", "Deferred income tax expense (recovery)" and other unusual items such as transaction costs.

Adjusted earnings per basic share is obtained from the "adjusted earnings" divided by the "Weighted average number of common shares outstanding" for the period.

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019

(in thousands of dollars, except per share amounts)	$	$	$	$

Net earnings (loss)	13,048	(6,547)	(270)	(33,096)

Adjustments:
Impairment of assets	3,117	-	30,323	38,900
Foreign exchange loss (gain)	544	484	(1,557)	1,643
Unrealized (gain) loss on investments	(13,923)	5,298	(15,458)	5,333
Share of loss of associates	1,458	8,780	3,174	10,542
Deferred income tax expense (recovery)	1,489	216	(2,025)	(9,266)

Adjusted earnings	5,733	8,231	14,187	14,056

Weighted average number of common shares outstanding (000's)	164,733	154,988	160,067	155,023

Adjusted earnings per basic share	0.03	0.05	0.09	0.09

(3) Cash operating margin, which represents revenues less cost of sales, is a non-IFRS measure. The Company believes that this non-IFRS generally accepted industry measure provides a realistic indication of operating performance and provides a useful comparison with its peers. The following table reconciles the cash margin to the revenues and cost of sales presented in the consolidated statements of income (loss) and related notes (In thousands of dollars):

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	$	$	$	$

Revenues	40,758	131,606	93,363	232,332
Less: Revenues from offtake interests	(12,025)	(97,825)	(26,796)	(165,051)
Revenues from royalty and stream interests	28,733	33,781	66,567	67,281

Cost of sales	(12,945)	(100,093)	(30,228)	(170,197)
Less: Cost of sales of offtake interests	11,454	96,642	25,376	163,152
Cost of sales of royalty and stream interests	(1,491)	(3,451)	(4,852)	(7,045)

Revenues from royalty and stream interests	28,733	33,781	66,567	67,281
Less: Cost of sales of royalty and stream interests	(1,491)	(3,451)	(4,852)	(7,045)
Cash margin from royalty and stream interests	27,242	30,330	61,715	60,236

	95%	90%	93%	90%

Revenues from offtake interests	12,025	97,825	26,796	165,051
Less: Cost of sales of offtake interests	(11,454)	(96,642)	(25,376)	(163,152)
Cash margin from offtake interests	571	1,183	1,420	1,899

	5%	1%	5%	1%

Forward-looking Statements

This news release contains forward-looking information and forward-looking statements (together, "forward-looking statements") within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management's expectations regarding Osisko's growth, results of operations, estimated future revenue, requirements for additional capital, production estimates, production costs and revenue, business prospects and opportunities are forward-looking statements. In addition, statements relating to gold equivalent ounces ("GEOs") are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the GEOs will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "is expected" "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations of such words and phrases), or may be identified by statements to the effect that certain actions, events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko, that sufficient funding will be available to fund work at the Cariboo Project, that significant value will be created within the accelerator group of companies and Osisko's ability to seize future opportunities. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results deriving from Osisko's royalties, streams and other interests to differ materially from those in forward-looking statements include, without limitation: the uncertainties related to the COVID-19 impacts, the influence of political or economic factors including fluctuations in the prices of the commodities and in value of the Canadian dollar relative to the U.S. dollar, continued availability of capital and financing and general economic, market or business conditions; regulations and regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; whether or not Osisko is determined to have "passive foreign investment company" ("PFIC") status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatments of offshore streams or other interests, litigation, title, permit or license disputes; risks and hazards associated with the business of exploring, development and mining on the properties in which Osisko holds a royalty, stream or other interest including, but not limited to development, permitting, infrastructure, operating or technical difficulties, unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest, rate, grade and timing of production differences from mineral resource estimates or production forecasts or other uninsured risks; risk related to business opportunities that become available to, or are pursued by Osisko and exercise of third party rights affecting proposed investments. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; Osisko's ongoing income and assets relating to the determination of its PFIC status, no material changes to existing tax treatments; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Osisko cannot assure investors that actual results will be consistent with these forward-looking statements and investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled "Risk Factors" in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. The forward-looking information set forth herein reflects Osisko's expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Osisko Gold Royalties Ltd Consolidated Balance Sheets (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	June 30,	December 31,
	2020	2019
	$	$

Assets

Current assets

Cash	201,971	108,223
Short-term investments	21,105	20,704
Amounts receivable	8,355	6,330
Other assets	5,878	5,172
	237,309	140,429

Non-current assets

Investments in associates	123,907	103,640
Other investments	107,954	67,886
Royalty, stream and other interests	1,128,673	1,130,512
Mining interests and plant and equipment	369,536	343,693
Exploration and evaluation	43,065	42,949
Goodwill	111,204	111,204
Other assets	6,940	6,940
	2,128,588	1,947,253

Liabilities

Current liabilities

Accounts payable and accrued liabilities	14,379	18,772
Dividends payable	8,259	7,874
Current portion of long-term debt	49,298	-
Provisions and other liabilities	2,377	1,289
	74,313	27,935

Non-current liabilities

Provisions and other liabilities	28,918	29,365
Long-term debt	372,354	349,042
Deferred income taxes	48,327	47,465
	523,912	453,807

Equity

Share capital	1,742,111	1,656,350
Warrants	18,072	18,072
Contributed surplus	38,220	37,642
Equity component of convertible debentures	17,601	17,601
Accumulated other comprehensive income	60,712	13,469
Deficit	(272,040)	(249,688)
	1,604,676	1,493,446
	2,128,588	1,947,253

Osisko Gold Royalties Ltd Consolidated Statements of Income (Loss) For the three and six months ended June 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	$	$	$	$

Revenues	40,758	131,606	93,363	232,332

Cost of sales	(12,945)	(100,093)	(30,228)	(170,197)
Depletion of royalty, stream and other interests	(8,692)	(11,825)	(22,392)	(24,201)
Gross profit	19,121	19,688	40,743	37,934

Other operating expenses
General and administrative	(5,818)	(4,574)	(12,102)	(10,475)
Business development	(1,634)	(1,786)	(2,772)	(3,524)
Exploration and evaluation	(34)	(58)	(76)	(91)
Impairment of assets	-	-	(26,300)	(38,900)
Operating income (loss)	11,635	13,270	(507)	(15,056)
Interest and dividend income	1,075	920	2,196	2,092
Finance costs	(6,636)	(5,792)	(13,498)	(11,539)
Foreign exchange (loss) gain	(608)	(491)	1,718	(1,612)
Share of loss of associates	(1,458)	(8,780)	(3,174)	(10,542)
Other gains (losses), net	10,806	(5,298)	11,435	(5,333)
Earnings (loss) before income taxes	14,814	(6,171)	(1,830)	(41,990)
Income tax (expense) recovery	(1,766)	(376)	1,560	8,894
Net earnings (loss)	13,048	(6,547)	(270)	(33,096)

Net earnings (loss) per share
Basic and diluted	0.08	(0.04)	-	(0.21)

Osisko Gold Royalties Ltd Consolidated Statements of Cash Flows For the three and six months ended June 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	$	$	$	$

Operating activities
Net earnings (loss)	13,048	(6,547)	(270)	(33,096)
Adjustments for:
Share-based compensation	1,682	1,520	4,365	4,221
Depletion and amortization	8,981	12,166	23,113	24,826
Impairment of assets	3,117	-	30,323	38,900
Finance costs	2,126	1,791	4,750	3,474
Share of loss of associates	1,458	8,780	3,174	10,542
Net gain on acquisition of investments	-	(263)	(2,845)	(88)
Change in fair value of financial assets at fair value through profit and loss	(2,316)	665	(1,006)	1,194
Net gain on dilution of investments	(10,381)	-	(10,381)	-
Net gain (loss) on disposal of investments	(1,226)	4,896	(1,226)	4,227
Foreign exchange loss (gain)	544	484	(1,557)	1,643
Deferred income tax expense (recovery)	1,490	216	(2,025)	(9,266)
Other	33	(245)	75	(493)
Net cash flows provided by operating activities before changes in non-cash working capital items	18,556	23,463	46,490	46,084
Changes in non-cash working capital items	(3,134)	(2,113)	(7,268)	16
Net cash flows provided by operating activities	15,422	21,350	39,222	46,100

Investing activities
Short-term investments	-	(3,111)	(1,069)	(16,230)
Acquisition of investments	(18,356)	(34,778)	(33,943)	(40,537)
Proceeds on disposal of investments	3,115	58,052	3,437	58,474
Acquisition of royalty and stream interests	(16,867)	-	(24,367)	(27,969)
Exploration and evaluation (expenses) tax credits, net	-	(36)	(116)	150
Mining assets and plant and equipment	(11,561)	32	(26,415)	588
Other	(5)	(352)	151	(1,063)
Net cash flows (used in) provided by investing activities	(43,674)	19,807	(82,322)	(26,587)

Financing activities
Private placement of common shares	85,000	-	85,000	-
Exercise of share options and shares issued under the share purchase plan	773	585	1,133	6,268
Increase in long-term debt	-	-	71,660	-
Repayment of long-term debt	-	-	-	(30,000)
Common shares acquired and cancelled through a share repurchase	-	(58,052)	-	(58,052)
Normal course issuer bid purchase of common shares	(977)	-	(3,933)	(11,901)
Dividends paid	(6,639)	(7,504)	(14,181)	(13,802)
Other	(1,611)	(18)	(2,766)	(192)
Net cash flows provided by (used in) financing activities	76,546	(64,989)	136,913	(107,679)

Increase (decrease) in cash before effects of exchange rate changes on cash	48,294	(23,832)	93,813	(88,166)
Effects of exchange rate changes on cash	(4,648)	(1,076)	(65)	(2,510)
Increase (decrease) in cash	43,646	(24,908)	93,748	(90,676)
Cash - beginning of period	158,325	108,497	108,223	174,265
Cash - end of period	201,971	83,589	201,971	83,589